

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Victor J. Coleman
Chief Executive Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Suite 1600
Los Angeles, California 90025

> **Re:** **Hudson Pacific Properties, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed June 11, 2010**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed June 14, 2010**
> **File No. 333-164916**

Dear Mr. Coleman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Prospectus

1. Please note that only the names of the lead or managing underwriters should appear on the cover page. Please revise accordingly and confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Our Competitive Strengths, page 3

2.   We note your statement on page 3 that your senior management will own approximately 3.9% of your common stock on a fully diluted basis and the statement on page 5 that the Farallon Funds will own an approximate 37.7% beneficial interest in your company on a fully diluted basis. These percentages do not appear to correspond exactly with the percentages included in your ownership chart on page 15. Please revise or advise.

Our Properties, page 7

3.   We have read and considered your response to comment 2 in our letter dated June 9, 2010. It is unclear how you calculated the annualized net effective rent per leased square foot for the 875 Howard Street uncommenced leases as well as the annualized net effective rent for the Technicolor Building and Tierrasanta. Given that net effective rent usually takes into consideration free rent periods and abatements, it would appear that annualized rent per leased square foot should be greater than the annualized net effective rent per leased square foot. Please advise.

Formation Transactions, page 9

4.   We note that, pursuant to separate contribution agreements, your operating partnership will acquire a 100% ownership interest in the initial properties in exchange for shares of common stock, common units, series A preferred units and cash. Please revise your disclosure on page 9 to provide the aggregate amount of (i) common stock, (ii) common units, (iii) series A preferred units and (iv) cash.

Distribution Policy, page 52

5.   We note the revisions made to address comment 4 in our letter dated June 9, 2010. Since your disclosure now represents the actual contractual obligations for tenant improvements, we are unclear why you have continued to include a tabular disclosure of the average tenant improvement costs and leasing commissions in your footnote as this information does not support the amounts included in your distribution table. Please revise.

6.   We have read and considered your response to comment 7 in our letter dated June 9, 2010. We note on page 51 that you have indicated that management has executed a term sheet with the current lenders to extend the maturity under this loan through March 14, 2011. Please revise your disclosure to state, if true, that management executed a loan agreement with the lender extending the maturity date of the loan.

7.   Further to our comment above, at a minimum footnote disclosure or expanded disclosure to the preamble of your distribution table should be made to discuss the maturity date of the loan and the company's executed agreement to extend the maturity.

Dilution, page 57

8.   Refer to footnote (1). Please disclose the number of shares of the company's common
        stock that will be held by the continuing investors in the Hudson Pacific Predecessor that
        was used in calculating net tangible book value.

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

Adjustment E, page F-9

9.   As previously requested in our letters dated April 9, 2010, and May 12, 2010, please
        disclose the estimated number of shares used to calculate gross proceeds. Similarly,
        expand note (II) to present a reconciliation demonstrating how you determined the
        number of pro forma weighted average shares outstanding.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Julian T.H. Kleindorfer, Esq.
    Bradley A. Helms, Esq.
    Latham & Watkins, LLP
    Via facsimile (213) 891-8763